[Reference Translation]

May 10, 2023

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Akio Toyoda, Chairman of the Board of Directors
(Code Number:	7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number:	0565-28-2121)

Opinion of the Board of Directors on the Shareholder Proposal

Regarding the agenda of the 119th Ordinary General Meeting of Shareholders scheduled to be held June 14, 2023 (the “General Meeting of Shareholders”), TOYOTA MOTOR CORPORATION (“TMC”) has received a document stating shareholders’ intentions to exercise their proposal rights. TMC hereby announces that at its Board of Directors meeting held today, it has resolved to add the proposal to the agenda of the General Meeting of Shareholders as “Proposed Resolution 4: Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)” and against the shareholder proposal.

1. Proposing Shareholders

Kapitalforeningen MP Invest, Storebrand Asset Management AS, and APG Asset Management N.V.

*Joint proposal made by three shareholders

2. Details of the Proposal

It is proposed that the following provision be added to the Articles of Incorporation.

“The Company shall conduct a comprehensive, annual review and issue a report (at reasonable cost, omitting proprietary information) describing if, and how, the Company’s climate-related lobbying activities (direct and through industry associations), including public statements, serve to reduce risks for the Company from climate change and how they align with the goals of the Paris Agreement and the Company’s goal of carbon neutrality by 2050. The report should disclose any instances of misalignment with those goals, along with the planned actions to address these.”

*TMC has confirmed with the proposing shareholders to which article or clause in TMC’s Articles of Incorporation the proposed provision shall be added. The proposing shareholders replied that they leave the decision up to TMC.

3. Reason for the Proposal

The new provision in the Articles of Incorporation is intended to ensure that the Company makes robust disclosures, as part of its annual reporting, of (i) which lobbying activities directed at the issue of climate change the group companies are pursuing (whether through directly or indirectly influencing the legislative and administrative process or through public influence activities), and (ii) the extent to which these serve to reduce risks for the group companies from climate change and how they are aligned with the goals of the Paris Agreement of 12 December 2015 to keep average global temperature rise well-below 2 degrees Celsius, aiming for 1.5 degrees Celsius.

The co-filing shareholders of the proposal recognise and appreciate that the Company issued a second report on climate lobbying in December 2022; “Toyota’s Views on Climate Public Policies 2022.” However, like the first report, this report falls far short of investor expectations as set forth, for example, by the Climate Action 100+ Net Zero Company Benchmarks for Climate Policy Engagement (please see the October 2021 edition (ENG)(JPN) and the September 2021 edition (ENG)(JPN) for details). Using the CA100+ Benchmark criteria, the quality of the Company’s disclosure on climate policy engagement as of December 2022 was scored 36/100, the same low score as of December 2021.

The co-filing shareholders of the proposal find that the Company and shareholders alike could benefit from a strengthening of the Company’s disclosures in 1) scope, covering more jurisdictions and trade associations, and 2) rigour in the analysis of potential misalignment with the goals of the Paris Agreement, and seek to support such strengthening by proposing an adjustment to the Company’s Articles of Incorporation to introduce annual reporting on this material topic to the Company, shareholders and wider stakeholder groups in line with global investor expectations.

Such disclosures could serve to mitigate reputational and other risks, including potential backlash from customers, business partners, employees and investors associated with the Company’s climate-related lobbying activities in recent years.

The co-filing shareholders of the proposal and other like-minded institutional shareholders of the Company have engaged intensively and constructively with the Company since 2021 and encourage the Board of Directors to support and recommend a vote for this proposal.

4. Opinion of TMC’s Board of Directors

The Shareholder Proposal “Proposed Resolution 4: Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)”

i.	Opinion of TMC’s Board of Directors

The board of directors is against this shareholder proposal.

ii.	Reason for the opinion

The Group considers climate change measures to be one of its important management tasks and is fully concentrated on seeking to achieve carbon neutrality by 2050. Since 2021, the Group has been carrying out the initiatives stated in this shareholder proposal, which is to review and report on impact on TMC caused by climate-related public relations activities and the alignment with the goals of the Paris Agreement. We have committed to updating such information each year taking into account feedback from our stakeholders.

Toyota’s Views on Climate Public Policies 2022

The Group sets aggressive goals to achieve carbon neutrality by 2050. We aim to achieve global sales of 3.5 million units of battery electric vehicles (BEVs) per year by 2030 and at least halve global CO2 emissions from new vehicles, including those from emerging countries, by 2035, compared to 2019 levels. The best way to achieve these goals is the mass-market adoption of electrified vehicles. However, there are still many obstacles. For example, the economic environment, energy policies, industrial policies, and customer needs differ from country to country and region to region. Countries and regions that have inadequate supplies of clean energy may continue to face a lack of charging infrastructure for decades to come. The Group believes in the idea of “introducing sustainable vehicles practically” to accelerate CO2 emission reduction. Our initiatives include decarbonizing fuel and supplying a full lineup of electrified vehicles, such as hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs), battery electric vehicles (BEVs), and fuel cell electric vehicles (FCEVs).

Thus, to achieve carbon neutrality by 2050, the Group must embrace many challenges and take action. The role of government and public policy is critical in achieving this goal. As a corporate citizen striving to be the “best in town”, the Group engages in public relations activities to ensure that public policy, societal needs, technology development, and consumer needs are aligned to the greatest extent possible.

As part of our public relations activities this fiscal year, first of all, we helped launch the Committee on Mobility under the Nippon Keidanren (Japan Business Federation) in June 2022. The Committee on Mobility was set up to discuss how mobility-related industries can solve social issues and achieve future growth from perspective of “movement”. In particular, discussions on carbon neutrality, including how to produce and transport energy, need to transcend the automotive industry. We will hold in-depth discussions with the over 200 cross-industry committee members, and ongoing dialogue with government and administrative agencies. One such example was a public-private roundtable meeting on mobility held at the Japanese Prime Minister’s Office in November 2022.

We engage in public relations activities internationally as well. For example, in August 2022, the California Air Resources Board (CARB) approved the Advanced Clean Cars II rule (ACC II). In anticipation of this approval, Toyota Motor North America (TMNA) issued a letter to CARB supporting California’s right to regulate in this area and aiming to achieve emissions reductions consistent with California’s objectives using our portfolio of technologies. In June 2022, we co-wrote a letter to the U.S. Congress with other major automotive companies in support of giving tax credits to EVs. In Europe, Dr. Gill A. Pratt, Chief Scientist and Executive Fellow of the Group, made a presentation at the Davos World Economic Forum in January 2023. He explained, based on evidence, how we can decarbonize more quickly even amid shortages of resources that currently prevent a universal switch to carbon neutrality. In China, the Group made efforts for the Olympic Winter Games Beijing 2022 by working together with the Beijing government and the Organising Committees to promote and introduce FCEVs at the event. Specifically, the Group provided a fleet of 140 units of the Mirai, 107 units of the FC Coaster (the fuel cell (FC) version of Toyota Coaster) and 212 FC systems to local bus operators, to boost decarbonization at the Olympic Winter Games Beijing 2022. Even after the closing of the Olympic Winter Games Beijing 2022, to carry on the legacy of the Olympics, we have been working with local governments to raise awareness of FC technology and its benefits. In June 2022, with the cooperation of the Beijing government, we began operating FC Coaster shuttle buses in Beijing’s Central Business District. In Paris next year at the Olympic and Paralympic Games, Toyota, for the first time will present a 100 percent electrified passenger fleet. Additionally, the wide scope and potential of the Hydrogen society will be showcased through different applications.

Since 2021, the Group discloses Toyota’s Views on Climate Public Policies, a yearly report detailing its climate public relations efforts. In FY2023, we plan to make the following improvements to this report. First, to improve transparency of our industry associations evaluation, we will appoint an accredited third party for the reviewing work. We also plan to double the number of industry associations we review and further enhance the disclosure.

In order to pass on Earth, this beautiful home planet, to the next generation, we will carry out a variety of carbon neutrality measures and public relations activities at countries that support them as we take resolute steps into the future where no answers are guaranteed.

On the other hand, the role of TMC’s Board of Directors to address these issues is to make flexible and varying decisions according to the circumstances at the time, make agile changes as required, and swiftly turn decisions into action. Thus, the ideal state of disclosure is subject to sudden change as well. Generally, the articles of incorporation are intended to define the basic details of a corporation and its operation, and is not for stipulating matters related to specific business execution such as those in this shareholder proposal. Therefore, we would like to maintain our current Articles of Incorporation.

Going forward, we very much welcome increased and open dialogue with the proposing shareholders, other institutional investors and environmental NGOs - for the best possible mutual understanding on how we, together, effectively and concretely activate a variety of measures to achieve carbon neutrality by 2050.